The information in this preliminary pricing supplement is not complete and may be changed.

Preliminary Pricing Supplement     SUBJECT TO COMPLETION         October 5, 2009

                    Pricing Supplement dated October _, 2009
             to the Product Prospectus Supplement dated May 7, 2009,
                    the Prospectus dated January 5, 2007 and
                the Prospectus Supplement dated February 28, 2007

  [RBC LOGO]                     $

                                 Royal Bank of Canada

                                 Buffered Bullish Enhanced Return Notes
                                 Linked to the S&P 500(R) Index, due October 26, 2012

Royal Bank of Canada is offering the Buffered Bullish Enhanced Return Notes (the "Notes") linked to the performance of the Reference Asset named below. The prospectus dated January 5, 2007, the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated May 7, 2009 describe terms that will apply generally to the Notes, including any Notes you purchase. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully. In particular, you should understand that your return on the Notes will not exceed [45.50-53.30]% (to be determined on the Pricing Date) of their Principal Amount.

Issuer:                       Royal Bank of Canada ("Royal Bank")

Issue:                        Senior Global Medium-Term Notes, Series C

Underwriter:                  RBC Capital Markets Corporation

Reference Asset:              Standard and Poor's 500(R) Index

Bloomberg Ticker:             SPX

Currency:                     U.S. Dollars

Minimum Investment:           $1,000 and minimum denominations of $1,000 in
                              excess thereof (the "Principal Amount")

Pricing Date:                 October 23, 2009

Issue Date:                   October 28, 2009

CUSIP:                        78008HLK4

Valuation Date:               October 23, 2012

Leverage Factor:              130% (subject to Maximum Redemption Amount)

Payment at Maturity (if       If, at maturity, the Percentage Change is
held to maturity):            positive, then the investor will receive an amount
                              per $1,000 Principal Amount per note (the
                              "Principal Amount") equal to the lesser of:

                                  1.   Principal Amount + ( Principal Amount
                                       x Percentage Change x Leverage
                                       Factor); and

                                  2.   Maximum Redemption Amount

                              If, at maturity, the Percentage Change is negative, but not by more than the Buffer Percentage, (between zero and -10%), then the investor will receive their Principal Amount only.

                              If, at maturity, the Percentage Change is negative, by more than the Buffer Percentage (-10% to -100%), then the investor will receive a cash payment equal to:

                              Principal Amount + [Principal Amount x (Percentage Change + Buffer Percentage)]

Percentage Change:            The Percentage Change, expressed as a percentage,
                              is calculated using the following formula:

                                          Final Level - Initial Level
                                          ---------------------------
                                                  Initial Level

Initial Level:                The closing level of the Reference Asset on the
                              Pricing Date.

Final Level:                  The closing level of the Reference Asset on the
                              Valuation Date.

Maximum Redemption            [145.50-153.30]%, (to be determined on the Pricing
Amount:                       Date) multiplied by the Principal Amount

Buffer Percentage:            10%

Buffer Level:                 90% of the Initial Level

Maturity Date:                October 26, 2012, subject to extension for market
                              and other disruptions, as described in the product prospectus supplement.

Term:                         Three (3) Years

Principal at Risk:            The Notes are NOT principal protected. You may
                              lose a substantial portion of your Principal
                              Amount at maturity if there is a decrease in the level of the Reference Asset from the Pricing Date to the Valuation Date.

U.S. Tax Treatment:           By purchasing a note, each holder agrees (in the
                              absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Notes as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes. However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue
                              Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.

                              For further discussion of the U.S. federal tax consequences applicable to the Notes, please see the discussion in the prospectus, the prospectus supplement and the product prospectus supplement which applies to your investment in the Notes.

Secondary Market:             RBC Capital Markets Corporation (or one of its
                              affiliates), though not obligated to do so, plans to maintain a Secondary Market in the Notes after the Issue Date. The amount that you may receive upon sale of your Notes prior to maturity may be less than the Principal Amount of your Notes.

Listing: The Notes will not be listed on any securities exchange or quotation system.

Clearance and                 DTC global (including through its indirect
Settlement:                   participants Euroclear and Clearstream, Luxembourg
                              as described under "Description of Debt
                              Securities--Ownership and Book-Entry Issuance" in the prospectus dated January 5, 2007).

Terms Incorporated in         All of the terms appearing above the item
the Master Note:              captioned "Secondary Market" on page p-2 of this
                              pricing supplement and the terms appearing under the caption "General Terms of the Notes" in the product prospectus supplement dated May 7, 2009, as modified by this pricing supplement.

Investing in the Notes involves a number of risks. See "Risk Factors" beginning on page S-1 of the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific to Your Notes" beginning on page PS-4 of the product prospectus supplement dated May 7, 2009.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the "FDIC") or any other Canadian or U.S. government agency or instrumentality. The Notes are not guaranteed under the FDIC's Temporary Liquidity Guarantee Program.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes are not offered or sold and will not be offered or sold in Hong Kong, other than (i) to persons whose ordinary business is to buy or sell shares or debentures (whether as principal or agent); or (ii) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (iii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance.

No advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted top do so under the securities laws of Hong Kong) will be issued other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

                                                                           Per Note          Total
                                                                           --------          -----
Price to public......................................................            %       $
Underwriting discounts and commission................................            %       $
Proceeds to Royal Bank...............................................            %       $

The price to purchasers who maintain accounts with participating dealers in which only asset-based fees are charged is __%. The price at which you purchase the Notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize. These costs and profits will reduce the Secondary Market price, if any Secondary Market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Issue Date.

If the Notes priced on the date of this preliminary pricing supplement the price of the Notes would also include a profit of $10.00 per $1,000 in Principal Amount of the Notes earned by Royal Bank of Canada in hedging its exposure under the Notes. In no event will the total of the commission received by RBCCM, which includes concessions to be allowed to other dealers, and the hedging profits of Royal Bank of Canada, exceed $25.00 per $1,000 in Principal Amount of the Notes.

We may use this pricing supplement in the initial sale of the Notes. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

                         ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 5, 2007, as supplemented by the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated May 7, 2009, relating to our Senior Global Medium-Term Notes, Series C, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific to Your Notes" in the product prospectus supplement dated May 7, 2009, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 5, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000025/
o34295e424b3.htm

Prospectus Supplement dated February 28, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000285/
o35030e424b3.htm

Product Prospectus Supplement dated May 7, 2009:
http://www.sec.gov/Archives/edgar/data/1000275/000121465909001144/a5694424b5.txt

Our SEC file number is 333-139359. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Royal Bank of Canada.

                              HYPOTHETICAL RETURNS

The examples set out below are included for illustration purposes only. The levels of the Underlying Index used to illustrate the calculation of the Percentage Change are not estimates or forecasts of the Initial Level or Final Level on which the calculation of the Percentage Change will depend. All examples assume that a holder has purchased Notes with an aggregate Principal Amount of $1,000, a Buffer Percentage of 10% (Buffer Level is 90% of the Initial Level), a Leverage Factor of 130%, a Maximum Redemption Amount of 149.40% of the Principal Amount and that no market disruption event has occurred.


Example 1--   Calculation of the Payment at Maturity where Percentage Change is positive.
              Percentage Change:         10%
              Payment at Maturity:       $1,000 + [$1,000 x (10% x 130%)] =
                                         $1,000 + $130 = $1,130
              On a $1,000 investment, a 10% Percentage Change results in a Payment at Maturity of $1,130, a 13% return on the Notes.



Example 2--   Calculation of the Payment at Maturity where the Percentage Change is positive (and the Payment at Maturity is subject to the Maximum
              Redemption Amount).
              Percentage Change:         47%
              Payment at Maturity:       $1,000 + [$1,000 x (47% x 130%)] =
                                         $1,000 + $611 = $1,611 however, the
                                         Maximum Redemption Amount is $1,494.
              On a $1,000 investment, a 47% Percentage Change results in a Payment at Maturity of $1,494, a 49.4% return on the Notes.



Example 3--   Calculation of the Payment at Maturity where the Percentage Change is negative (but not by more than the Buffer Percentage).
              Percentage Change:         -8%
              Payment at Maturity:       At maturity, if the Percentage Change
                                         is negative BUT not by more than the
                                         Buffer Percentage, then the Payment at
                                         Maturity will equal the Principal
                                         Amount.



Example 4--   Calculation of the Payment at Maturity where the Percentage Change is negative (by more than the Buffer Percentage).
              Percentage Change:         -15%
              Payment at Maturity:       $1,000 + [$1,000 x (-15% + 10%)] =
                                         $1,000 - $50 = $950
              On a $1,000 investment, a -15% Percentage Change results in a Payment at Maturity of $950, a -5% return on the Notes.

              ADDITIONAL INFORMATION REGARDING THE REFERENCE ASSET

     Please refer to the description of the Reference Asset on page PS-51 of the product prospectus supplement.

                             Historical Information

The graph below sets forth the historical performance of the Reference Asset. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing levels of the Reference Asset. The information provided in this table is for the four calendar quarters of 2006, 2007, 2008, the first three calendar quarters of 2009 and for the period of October 1, 2009 through October 2, 2009.

We obtained the information regarding the historical performance of the Reference Asset in the chart below from Bloomberg Financial Markets and Factset Research Systems Inc.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets and Factset Research Systems Inc. The historical performance of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the level of the Reference Asset on the Valuation Date. We cannot give you assurance that the performance of the Reference Asset will result in any return in addition to your initial investment.

                                     S&P 500
                                   ('00 - '09)
                                 [CHART OMITTED]



   Period-            Period-End           High Intra-Day             Low Intra-Day            Period-End Closing
 Start Date              Date               Level of the               Level of the               Level of the
                                         Reference Asset in         Reference Asset in        Reference Asset in ($)
                                                ($)                        ($)
 ----------              ----                   ---                        ---                ----------------------
   1/1/2006            3/31/2006              1310.88                     1245.74                     1294.83
   4/1/2006            6/30/2006              1326.7                      1219.29                     1270.2
   7/1/2006            9/29/2006              1340.28                     1224.54                     1335.85
  9/30/2006           12/29/2006              1431.81                     1327.1                      1418.3

   1/1/2007            3/30/2007              1461.57                     1363.98                     1420.86
  3/31/2007            6/29/2007              1540.56                     1416.37                     1503.35
  6/30/2007            9/28/2007              1555.9                      1370.6                      1526.75
  9/29/2007           12/31/2007              1576.09                     1406.1                      1468.36

   1/1/2008            3/31/2008              1471.77                     1256.98                     1322.7
   4/1/2008            6/30/2008              1440.24                     1272                        1280
   7/1/2008            9/30/2008              1313.15                     1106.42                     1166.36
  10/1/2008           12/31/2008              1167.03                      741.02                      903.25

   1/1/2009            3/31/2009               943.85                      666.79                      797.87
   4/1/2009            6/30/2009               956.23                      783.32                      919.32
   7/1/2009            9/30/2009              1080.15                      869.32                     1057.08

  10/1/2009            10/2/2009              1054.91                     1019.95                     1025.21


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

     We expect that delivery of the Notes will be made against payment for the Notes on or about October 28, 2009, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as "T+3"). See "Plan of Distribution" in the prospectus supplement dated February 28, 2007.

         No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or RBC Capital Markets Corporation. This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.

                                        $
                                   [RBC LOGO]



                     Buffered Bullish Enhanced Return Notes
              Linked to the S&P 500(R) Index, due October 26, 2012




                                 October _, 2009